amec

3 April 2007

CONSENT OF EXPERT

We have reviewed the Form 40-F annual report for the year ended December 31, 2006 (the "Form 40-F") filed by Entrée Gold Inc. (the "Company") and agree with the statements disclosed by the Company related to the following report contained in the Form 40-F and documents incorporated by reference therein:

Lookout Hill Project, Mongolia, NI 43-101 Technical Report, effective date of March 29, 2007

We hereby consent to the use of our report by the Company and the information contained therein. We hereby consent to the reference to our firm in the Form 40-F under the heading "Interests of Experts" in the Company's Annual Information Form for the year ended December 31, 2006, dated March 30, 2007.

AMEC Americas Limited

Greg Oryall
VP Operations
Mining & Metals

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057